UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Rayton Solar Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rayton Solar Inc., 9854 National Blvd., #478, Los Angeles, CA 90034

(Full mailing address of principal executive offices)

(949) 538-7165

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 1, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules (“PV modules”). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company’s management believes that this pivot strengthens its market positioning.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun. To date, we are preparing to produce demonstration wafers to generate interest among potential customers and are not yet in position to prepare engineered GaAs wafers for sale.

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses decreased to $257,246 for the six-month period ended June 30, 2023 from $322,474 for the six-month period ended June 30, 2022, a decrease of 20.23%.

General and administrative expenses decreased to $202,481 from $322,474 for the six-month periods ended June 30, 2023 and 2022, respectively, a decrease of 37.21%. General and administrative expenses decreased primarily as a result of lower rent expense due to the Company moving facilities, lower day-to-day operating expenses, such as a decrease in utilities, and lower construction expenses as construction work was completed in 2022.

We had $39,765 in sales and marketing expenses for the six-month period ended June 30, 2023 compared to $0 for the six-month period ended June 30, 2022. The increase in sales and marketing expense was due to the launch of the Company’s offering under Regulation Crowdfunding on February 15, 2023.

The Company recorded $15,000 in research and development expenses for the six-month period ended June 30, 2023, with no expenses recorded as research and development expenses for the six-month period ended June 30, 2022.

The Company also recorded a decrease of $372 in other (income) expense as interest expense decreased to $29,647 for the six-month period ended June 30, 2023 from $30,019 for the six-month period ended June 30, 2022. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the equipment loan, which has been paid off in full.

As a result of the foregoing, the company decreased its net loss for the six-month period ended June 30, 2023 to $286,893, compared to $353,293 for the six-month period ended June 30, 2022.

Liquidity and Capital Resources

We had a working capital deficit at June 30, 2023 of $992,316 compared to a deficit of $1,027,816 at December 31, 2022. The decrease in current liabilities was primary driven by increases to our accounts payable and accrued liabilities. As of June 30, 2023, the Company had $44,072 cash on-hand. As of the date of this report, the Company is currently raising additional funds through private placements and Regulation Crowdfunding.

With regard to the outstanding convertible debt, including the note issued to ReGen America and incorporated by reference as Exhibit 6.3, the Company intends to work with each holder to provide for conversion of the notes in order to limit the cash impact on the Company. However, there can be no assurance that each note holder will accept conversion of their notes, which may impact the Company’s cash position.

Debt

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $120 and $1,000 for the six months ended June 30, 2023 and 2022, respectively. This loan has been paid off in full.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $25,308 and $25,308 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $221,203 and $195,895 as of June 30, 2023 and December 31, 2022, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $600 and $600 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $5,000 and $4,400 as of June 30, 2023 and December 31, 2022, respectively.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,500 and $2,500 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $21,807 and $19,307 as of June 30, 2023 and December 31, 2022, respectively.

Equity Issuances

During the six months ended June 30, 2023, the Company collected the remaining balance of funds of $5,594 that were held in escrow as of December 31, 2022, net of minor fees withheld, related to the 2022 Regulation Crowdfunding offering. Under this offering, the Company sold 38,038 shares of common stock for gross proceeds of $13,101 during the six months ended June 30, 2023. The Company received $12,425 in proceeds net of offering costs.

In February 2023, the Company also sold 166,667 shares of common stock for proceeds of $50,000 in a private placement.

During the six months ended June 30, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

On February 15, 2023, the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through June 30, 2023. The Company received $88,754 in proceeds net of offering costs.

During the six months ended June 30, 2023, the Company also sold 281,883 shares of Series Seed 2 preferred stock through its Regulation Crowdfunding offering for gross proceeds of $98,660. The Company received $88,889 in proceeds net of offering costs. Subsequent to June 30, 2023, the Company sold an additional 174,288 shares of Series Seed 2 preferred stock through September 12, 2023 under its Regulation Crowdfunding offering. The Company received $56,426 in proceeds net of offering costs.

Operating Lease

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. Total rent expense, including operating expenses related to this property, for the six months ended June 30, 2023 and 2022 was $85,119 and $85,119, respectively. Our lease was recently terminated and we left the facility.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2023	2022
Net cash (used in) provided by:
Operating activities	$(164,832)	$(321,306)
Investing activities	$0	$(240,895)
Financing activities	$207,893	$75,396

Operating Activities

Cash used in operating activities decreased to $164,832 from $321,306 for the six-month periods ended June 30, 2023 and 2022, respectively. The decrease in cash used in operating activities was primarily due to decreases lower rent expense due to the Company moving facilities, lower day-to-day operating expenses, such as a decrease in utilities, and lower construction expenses as construction work was completed in 2022.

Investing Activities

Cash used in investing activities decreased to $0 from $240,895 for the six-month periods ended June 30, 2023 and 2022, respectively. The decrease in cash used in investing activities was primarily due to the Company having completed the purchase of the particle accelerator in 2022.

Financing Activities

Cash provided by financing activities increased to $207,893 from $75,396 for the six-month periods ended June 30, 2023 and 2022, respectively. The increase in cash provided by financing activities was primarily due to an increase in the money raised from the sale of our securities in the six-month period ending June 30, 2023 compared to the six-month period ended June 30, 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital. In order to sustain our operations and have the capital needed to further our business objectives, we have commenced an offering pursuant to Regulation Crowdfunding, in which the Company is seeking to raise up to $4,699,999.80 in shares of its preferred stock.

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing use to reach out Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2023. This is provided that the company raises enough capital to do so. We anticipate beginning production of sample materials in the near future. There are costs such as personnel training, gas management equipment, and cooling infrastructure which need to be accounted for through fundraising efforts.

The Company recently abandoned its lease and moved out of its former facility. We are in the process of finding a new facility with lower rents to reduce our overhead expenses and that is closer to our team in West Los Angeles. All of our equipment is currently at a temporary location in Irvine, California. While we are unable to produce samples with the equipment we have acquired, the Company has been able to utilize the UCLA Nanolab to begin making samples.

The Company has been accepted into the NVIDIA Inception Program. This allows us to work with their experts and stay on top of cutting-edge trends in the semiconductor industry. With this guidance, we continue to undertake outreach to players like Samsung and United Microelectronics Corp (UMC) about our capabilities.

Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

as of

June 30, 2023 and DECEMBER 31, 2022

Rayton Solar, Inc.

RAYTON SOLAR, INC.

BALANCE SHEETS

(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets-
Cash	$44,072	$1,011
Escrow receivable	-	18,614
Total current assets	44,072	19,625

Property and equipment, net	2,385,000	2,390,263
Right-of-use asset	152,542	214,652
Other assets	24,608	24,608
Total assets	$2,606,222	$2,649,148

Liabilities and Stockholders' Equity
Current liabilities-
Accounts payable	$216,813	$147,234
Accrued liabilities	277,702	249,097
Related party advances	-	29,000
Lease liability, current portion	130,329	126,460
Loan payable with bank - current	5,115	13,849
Convertible debt - current	60,000	60,000
Convertible debt - related parties	421,800	421,800
Total current liabilities	1,111,759	1,047,440

Lease liability, net of current portion	22,213	88,192
Total liabilities	1,133,972	1,135,632

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Series Seed 1 preferred stock, par value $0.0001; 333,334 shares authorized; 328,333 and 0 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	33	-
Series Seed 2 preferred stock, par value $0.0001; 13,142,856 shares authorized; 281,883 and 0 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	28	-
Common stock, par value $0.0001; 200,000,000 shares authorized; 153,157,305 and 153,119,267 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	15,362	15,341
Subscription receivable	-	(5,549)
Additional paid-in capital	16,273,873	16,033,877
Accumulated deficit	(14,817,046)	(14,530,153)
Total stockholders' equity	1,472,250	1,513,516
Total liabilities and stockholders' equity	$2,606,222	$2,649,148

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Revenues	$-	$-

Operating Expenses:
General and administrative	202,481	322,474
Sales and marketing	39,765	-
Research and development	15,000	-
Total operating expenses	257,246	322,474

Operating loss	(257,246)	(322,474)

Other (income) expense:
Interest expense	29,647	30,019
Total other (income) expense	29,647	30,019

Loss before provision for income taxes	(286,893)	(352,493)

Provision for income taxes	-	800

Net loss	$(286,893)	$(353,293)

Weighted average net loss per share - basic and diluted	$(0.00)	$(0.00)
Weighted average shares outstanding - basic and diluted	153,156,464	153,106,775

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Common Stock		Subscription	Additional Paid-	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	in Capital	Deficit	Equity
Balance at December 31, 2021	-	$-	-	$-	153,119,267	$15,312	$(89,105)	$15,970,371	$(13,971,997)	$1,924,581
Receipt of escrow receivable, net of offering costs	-	-	-	-	-	-	89,105	(543)	-	88,562
Cancellation of common stock issued for offering costs	-	-	-	-	(12,492)	(1)	-	1	-	-
Net loss	-	-	-	-	-	-	-	-	(353,293)	(353,293)
Balance at June 30, 2022	-	$-	-	$-	153,106,775	$15,311	$-	$15,969,829	$(14,325,290)	$1,659,850

	Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Common Stock		Subscription	Additional Paid-	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	in Capital	Deficit	Equity
Balance at December 31, 2022	-	$-	-	$-	153,119,267	$15,341	$(5,549)	$16,033,877	$(14,530,153)	$1,513,516
Receipt of escrow receivable, net of offering costs	-	-	-	-	-	-	5,549	-	-	5,549
Sale of common stock, net of offering costs	-	-	-	-	38,038	4	-	12,421	-	12,425
Sale of common stock - private placement	-	-	-	-	166,667	17	-	49,983	-	50,000
Sale of Series Seed 1 preferred stock, net of offering costs	328,333	33	-	-	-	-	-	88,721	-	88,754
Sale of Series Seed 2 preferred stock, net of offering costs	-	-	281,883	28	-	-	-	88,871	-	88,899
Net loss	-	-	-	-	-	-	-	-	(286,893)	(286,893)
Balance at June 30, 2023	328,333	$33	281,883	$28	153,323,972	$15,362	$-	$16,273,873	$(14,817,046)	$1,472,250

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(286,893)	$(353,293)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,263	9,872
Changes in operating assets and liabilities:
Escrow receivable	18,614	-
Right-of-use asset	62,110	58,410
Accounts payable	69,579	3,110
Accrued liabilities	28,605	19,005
Lease liability	(62,110)	(58,410)
Net cash used in operating activities	(164,832)	(321,306)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of deposits for property and equipment	-	(234,000)
Purchase of property and equipment	-	(6,895)
Net cash used in investing activities	-	(240,895)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of offering costs	62,425	-
Proceeds from sale of Series Seed 1 preferred stock, net of offering costs	88,754	-
Proceeds from sale of Series Seed 2 preferred stock, net of offering costs	88,899	-
Receipt of escrow receivable, net of offering costs	5,549	88,562
Proceeds from (repayment of) related party advances	(29,000)	-
Repayment of loan payable with bank	(8,734)	(13,166)
Net cash provided by financing activities	207,893	75,396

Increase (decrease) in cash and cash equivalents	43,061	(486,805)
Cash and cash equivalents, beginning of period	1,011	575,168
Cash and cash equivalents, end of period	$44,072	$88,363

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,054	$2,054
Cash paid for income taxes	$-	$800

Non cash investing and financing activities:
Operating lease, Right-of-use assets and liabilities	$-	$333,619

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At June 30, 2023, we had a working capital deficit of approximately $1,067,687. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuance of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2022. The results of operations for the six-months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the full year.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2022 and 2021. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders’ equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, “Revenue from Contracts with Customers”. The Company will analyze potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Advertising

The Company expenses the cost of advertising as incurred. During the six months ended June 30, 2023 and 2022, advertising expense was $0 and $0, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options under ASC 718, “Share-Based Payments”. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period or over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740, “Income Taxes”. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2022 and 2021, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2023 and 2022, there were 11,835,000 and 11,835,000 options and 9,759 and 9,759 warrants excluded, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2023	December 31, 2022
Furniture and fixtures	$102,166	$102,166
Construction-in-progress	2,385,000	2,385,000
Total property and equipment	2,487,166	2,487,166
Accumulated depreciation	(102,166)	(96,903)
	$2,385,000	$2,390,263

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). The final payment totaling $234,000 was made during the year ended December 31, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of June 30, 2023, the particle accelerator has not been placed in service.

Depreciation expense for the six months ended June 30, 2023 and 2022 was $10,218 and $9,872, respectively.

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $120 and $1,000 for the six months ended June 30, 2023 and 2022, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer (“CEO”) and has a principal balance of $166,000. The second note was with the Company’s CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $25,308 and $25,308 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $221,203 and $195,895 as of June 30, 2023 and December 31, 2022, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $600 and $600 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $5,000 and $4,400 as of June 30, 2023 and December 31, 2022, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,500 and $2,500 for the six months ended June 30, 2023 and 2022, respectively, and accrued interest related to these notes was $21,807 and $19,307 as of June 30, 2023 and December 31, 2022, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. The lease was terminated early in June 2023. Total rent expense, including operating expenses related to this property, for the six months ended June 30, 2023 and 2022 was $85,119 and $85,119, respectively.

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

June 30, 2023
Operating lease right-of-use asset	$333,619
Accumulated amortization	(181,077)
Net balance	$152,542

Lease liability, current portion	$130,329
Lease liability, long-term	22,213
Total operating lease liabilities	$152,542

2022	$64,311
2023	131,183
2024	89,187
Total future minimum lease payments	284,681
Less imputed interest	(132,139)
Maturities of lease liabilities	$152,542

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of June 30, 2023, the Company has made milestone payments totaling $2,385,000, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment. See also Note 3.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the six months ended June 30, 2023, the Company collected the remaining balance of funds of $5,594 that were held in escrow as of December 31, 2022, net of minor fees withheld, related to the 2022 Regulation Crowdfunding offering. Under this offering, the Company sold 38,038 shares of common stock for gross proceeds of $13,101 during the six months ended June 30, 2023. The Company received $12,425 in proceeds net of offering costs.

In February 2023, the Company also sold 166,667 shares of common stock for proceeds of $50,000 in a private placement.

During the six months ended June 30, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

Preferred Stock

We have authorized the issuance of 13,476,190 shares of Preferred Stock, consisting of 333,334 shares of Series Seed 1 Preferred Stock with par value of $0.0001 per share, and 13,142,856 shares of Series Seed 2 Preferred Stock with par value of $0.0001 per share.

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through June 30, 2023. The Company received $88,754 in proceeds net of offering costs.

During the six months ended June 30, 2023, the Company also sold 281,883 shares of Series Seed 2 preferred stock through its Regulation Crowdfunding offering for gross proceeds of $98,660. The Company received $88,889 in proceeds net of offering costs.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2023 and December 31, 2022, there were 11,835,000 options outstanding under the 2014 Plan, for which all have vested.

Warrants

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company’s Chief Executive Officer advanced an additional $23,000. These advances are non-interest bearing and due on demand. The Company made repayments totaling $29,000 during the six months ended June 30, 2023. As of June 30, 2023 and December 31, 2022, a balance of $0 and $29,000 remained, respectively.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2023, the Company sold an additional 174,288 shares of Series Seed 2 preferred stock through September 12, 2023 under its Regulation Crowdfunding offering. The Company received $56,426 in proceeds net of offering costs.

The Company has evaluated subsequent events that occurred after June 30, 2023 through September 26, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename4.htm)
2.2	Amendment to Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename5.htm)
2.3	Bylaws (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm)
2.4	First Amendment to Amended and Restated Bylaws (Filed with the Form 1-A/A of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm)
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm)
6.2	2014 Equity Incentive Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm)
6.3	Convertible Promissory Note with ReGen America Inc. (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm)
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A POS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm)
6.5	Andrew Yakub Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-5.htm)
6.6	ReGen America Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-6.htm)
6.7	First Amendment to Quotation by and between Phoenix Nuclear Laboratories, LLC and the Company Dated October 21, 2020 (filed with the 2020 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-7.htm)
6.8	Second Amendment to Quotation Dated by and between Phoenix Nuclear Laboratories, LLC and the Company October 21, 2020 (filed with the 2020 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-8.htm)
6.9	Consent to Assignment of Supply Agreement (filed with the 2021 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465922054812/tm2214102d1_ex6-9.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

/s/ Andrew Yakub
Chief Executive Officer

Date: September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Yakub
Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 27, 2023